CONSENSYS DIGITAL SECURITIES LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

June 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70002

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Consensys Digital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Bogart Street, 3rd Floor
(No. and Street)

Brooklyn	NY	11206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Brewster	646-389-4240	rbrewster@cdsecurities.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard Brewster, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Consensys Digital Securities LLC, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIO CORONA NOTARY PUBLIC STATE OF NEW YORK NO 01CO6354977 QUALIFIED IN NASSAU COUNTY COMM. EXP 02-27-2025

Signature: ______________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONSENSYS DIGITAL SECURITIES LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Consensys Digital Securities LLC

<u>**Opinion on The Financial Statements**</u>

We have audited the accompanying statement of financial condition of Consensys Digital Securities LLC (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

<u>**Emphasis-of-Matter**</u>

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Tuttle & Bond

Fredericksburg, Texas
September 28, 2023

We have served as the Consensys Digital Securities LLC's auditor since 2023.

CONSENSYS DIGITAL SECURITIES LLC
Statement of Financial Condition
June 30, 2023

Assets

Cash and equivalents	$	42,017
Prepaid expenses		5,561
Total assets	$	47,578

Liabilities and Member's Equity

Accounts payable	$	6,500
Due to Parent/Affiliates		12,900
Total liabilities		19,400
Member's equity		28,178
Total liabilities and member's equity	$	47,578

See report of independent registered public accounting firm and notes to financial statement.

CONSENSYS DIGITAL SECURITIES LLC
Notes to the Financial Statement
June 30, 2023

(1) Organization and Nature of Business

Consensys Digital Securities LLC (the "Company") is a limited liability company formed under the laws of New York. It was originally organized as Komodo Securities LLC ("Komodo") on July 13, 2017. On March 15, 2018, Komodo subsequently changed its name to Token Foundry Securities LLC ("TOFO"), when then, on September 19, 2018, changed its name to its present name. The Company offers private placement services in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

On April 4, 2022 the Company's sole equity interest holder entered a Unit Purchase Agreement with U+1FA99 LLC to sell all of the equity interest of the Company to U+1FA99 LLC. The transaction received FINRA approval under Rule 1017 application on October 24, 2022.

The Company requested to change its fiscal year end to June 30 with FINRA. It received approval on September 7, 2022. The current report covers the period of January 1, 2022 to June 30, 2023.

(2) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2023.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal, state and local income taxes.

As of June 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

(2) **Summary of Significant Accounting Policies (Continued)**

Fair Value of Financial Instruments

The Company's financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Revenue Recognition

Revenue is recognized in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of fees for retainers and transaction success fees. Revenue from advisory arrangements is generally recognized at the point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Additionally, revenue is recognized once the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the accompanying Statement of Financial Condition. At January 1, 2022 and June 30, 2023, the ending balances of receivables, contract assets and contract liabilities were zero.

(3) **Related Party Transactions**

The Company has an Expense Sharing Agreement with its Parent. Pursuant to the agreement, the Company shares office and administrative services. For the period January 1, 2022 to June 30, 2023, expenses allocated for these services provided to the Company totaled $45,600. As of June 30, 2023 $2,800 was due to Parent, as shown on the Statement of Financial Condition.

The Company has an Expense Sharing Agreement with an affiliate, EthTrust ("Affiliate"). Pursuant to the agreement, the Company shares salary expense compensation for the Company's CEO & CCO. The agreement with Affiliate was amended on June 1, 2023 to re adjust the allocation based on the Company's inactivity. For the period January 1, 2022 to June 30, 2023, salary expense allocated for these services provided to the Company totaled $160,100. As of June 30, 2023 $10,100 was due to Affiliate, as shown on the Statement of Financial Condition.

(4) **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

CONSENSYS DIGITAL SECURITIES LLC
Notes to the Financial Statement
June 30, 2023

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2023 the Company had net capital of $22,617 which was $17,617 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 85.78% as of June 30, 2023.

(6) **Going Concern**

The Company incurred a net loss for the period of January 1, 2022 to June 30, 2023 of $328,796 and had negative cash flows from operations of $334,410. The Company's operating deficit during this period was funded by member capital contributions totaling $303,800. The Company expects that it will require additional capital contributions from members to support its operations for the fiscal year end June 30, 2024. The Company's reliance on capital contributions from members give rise to substantial doubt about the Company's ability to continue as a going concern.

(7) **Subsequent Events**

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of June 30, 2023 through September 28, 2023, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.